DSM Press Release

820-3120

DSM

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations[redacted]

1:

Heerlen, 13 May 2004

DSM invests in expansion 'green route' antibiotics production

DSM Anti-Infectives, the world's largest producer of antibiotics, will expand its existing ZOR-f plant in Delft for the production of 7-ADCA. 7-ADCA is an advanced intermediate for the production of cephalosporins, an important group of antibiotics. The current production capacity will be expanded by more than 50%. This will make the ZOR-f plant by far the largest production facility of 7-ADCA in the world. The additional capacity is expected to be operational early in 2005.

The new investment will both increase the output and further reduce the cost base of the Delft production facilities. "This is key in the current antibiotics market," says Jan Zuidam, Vice Chairman of DSM's Managing Board. "Increased competition and lower penicillin prices today ask for even greater economies of scale. The innovative, proprietary technology used in the ZOR-f plant is one of the building blocks that will provide DSM with a sustainable business position in the field of antibiotics. The investment also demonstrates our commitment to our Triple P approach – People, Planet, Profit."

The ZOR-f plant was opened in 2001, using a new fermentative production process based on modern biotechnology developed in-house. Since no organic solvents are needed, this is a typical 'green route' production process. It is an excellent example of 'white biotechnology', the application of biotechnology in the chemical industry, which leads to both substantial environmental benefits and lower production costs.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 26,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

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For more information:

DSM Corporate Communications
Médard Schoenmaeckers
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fax +31 (45) 5740680
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Dries Ausems
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